Exhibit 21.1

Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Waystar Intermediate, Inc.	Delaware
Waystar Technologies, Inc.	Delaware
Waystar, Inc.	Delaware
Waystar Financial Solutions, Inc.	Delaware
Waystar RC, LLC	Delaware
ImageVision.Net, LLC (dba HealthPay24)	Delaware
Medpayments.com, Inc.	Kentucky
Connance Inc.	Delaware